082-00034

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

RECEIVED
2008 NOV -4 A 10:05

[redacted]

Santos

SUPPL

08005712

Facsimile

To:	**Securities Exchange Commission**	**Fax:**	0001112027729207
From:		**Return Fax:**	
Date:	24/10/2008 3:17:16 PM	**No of pages:**	4 (incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached revised Appendix 3Y - J Sloan, which was released to the ASX market today.

Kind Regards
Suzanne Roberts
Legal Assistant

PROCESSED
NOV 0 7 2008
THOMSON REUTERS

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone. 08 8116 5000
International: +61 8 8116 5000
Company Secretary & Office of General Counsel
Facsimile: 08 8116 5623

Santos

24 October 2008

Company Announcements Office
ASX Ltd

The attached Appendix 3Y notice replaces the previously lodged notice dated 7 October 2007. An arithmetical error in the number of shares before and after the change has been corrected.

James Baulderstone
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JUDITH SLOAN
Date of last notice	3 July 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	
Date of change	7 October 2008
No. of securities held prior to change	5,000 fully paid ordinary shares 10,346 fully paid ordinary shares (NED Share Plan) 195 Franked Unsecured Equity Listed Securities (FUELS)
Class	Fully paid ordinary shares.
Number acquired	2,143
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.8867 per share

No. of securities held after change	5,000 fully paid ordinary shares 12,489 fully paid ordinary shares (NED Share Plan) 195 Franked Unsecured Equity Listed Securities (FUELS)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Non-Executive Director (*NED*) Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

END